Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES PARTIAL CERTIFICATION OF A
PURPORTED CLASS ACTION LAWSUIT

Tel Aviv, Israel, May 30, 2012, Elbit Imaging Ltd. (“EI”) (NASDAQ: EMITF), announced today that the Israeli Supreme Court in the framework of an appeal of Civil Case #1318/99 (Gadish v. Elscint et. al.) had partially accepted an application to certify claims against Elscint Ltd. ("Elscint"), Elron Electronic Industries Ltd. ("Elron") and others, as a class action. This case was initially filed in the District Court of Haifa, Israel in November 1999 by a number of institutional and other shareholders of Elscint (a subsidiary of the Company which was merged into the Company during 2010) against Elscint, the Company, their controlling shareholders (Europe Israel (MMS) Ltd. ("EIL") and Control Centers Ltd.) and past and present officers and directors of such companies and certain unrelated third parties.

The said application to certify the lawsuit as a class action was based on few arguments and causes of action, while the leading cause of action that related to an alleged breach by the Company of its duties by not conducting a tender offer to purchase the minority shares of Elscint, was dismissed by the Supreme Court. Nonetheless, the Supreme Court had accepted that the secondary cause of action, namely, that the acquisition by Elscint of the hotel operations and the Arena commercial center in Israel, from EIL and Control Centers, respectively, was done at allegedly higher purchase prices than their fair values (a claim that had not been proven and is denied by the Company) as well as certain causes of action regarding Elron's alleged misconduct (causes of action which do not relate to the Company), should qualify as class action.

The Company is still studying the Supreme Court's judgment and intends to vigorously defend itself against the claims on those causes of action that were approved as class actions as aforesaid. At  this stage, before analyzing the judgment and as the ruling did not address the specific arguments but only whether the claims should be qualified as class actions, the Company is unable to assess the likelihood that the remaining claims against it shall be upheld.

For additional details in respect of the said claim, see note 23B to the Company’s financial statements for the year ended December 31, 2011, which were filed by the Company on Form 6-K on March 29, 2012.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) potential investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” There can be no assurance that we will ultimately prevail against the claims made against us.  Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054